EXHIBIT 10.1

Glenn E. Moyer – Prepared Remarks
Annual Meeting of Shareholders
April 21, 2009

1. Welcome/Review of Year/Profitability

Welcome everyone.  First, I would like to acknowledge the work of our board of directors. Boards of Public Companies have a daunting responsibility in the best of times; their role in the face of today’s market realities is even more significant.  We appreciate their ongoing support and dedication.  I can assure you that, though you may not always agree with every decision that is made, our Board and Committee meetings are always robust in discussion that is clearly focused on the success for our shareholders over the longer term.

Let me then begin my remarks by saying to those of you we have enjoyed seeing at these events over the years, that given these unprecedented times, my comments will focus on those issues we believe are of most critical interest to our shareholders.

From an economic perspective, the recent rebound in the stock market, a less downbeat than feared earnings season so far, and a few better than expected readings in the economic numbers have raised hopes that we can now see the light at the end of the tunnel.  We certainly hope so.  Our concern however, is that much of the recent improvement merely marks a shift in the rate of deceleration in economic activity.  That still marks an improvement, but it does not change our view that the recession and its effects will drag on at least through this year and into 2010.  We take this view into consideration as we formulate our actions for the coming year and beyond.  At the heart of the issue is the increases that continue in the unemployment rate both nationally and regionally.  Until this rate finds a top and begins to improve in this region, we, and many other community banking companies, will continue to see earnings and capital remain under pressure.  We wish our outlook could be rosier, but unfortunately that’s our most realistic perspective presently.

With that as a current perspective, let me highlight the steps we took last year to achieve the most significant growth in our history.

 (Acquisitions)

The acquisitions of Christiana Bank & Trust Company and KNBT Bancorp, both completed in early 2008, helped us grow from $ 5.8 billion in financial assets at the end of 2007 to $9.1 billion on March 31, 2008. The mergers also positioned National Penn as the fifth largest bank holding company headquartered in Pennsylvania.  We recently moved up in ranking to number four, with Banco Santander’s acquisition of Sovereign Bancorp.  Today we hold $9.4 billion in financial assets.

In integrating KNBT, the larger of our new partners, we exceeded our $26.2 million expense-reduction goals and retained in excess of 95 percent of those customers who joined us. This is very unusual in the banking industry and is indicative of a smooth transition and customers who are satisfied with the change. The expense-reduction goals are part of our successful focus on cost control, which has resulted in a significant improvement in our efficiency ratio.

(Profitability/CDO Discussion)

National Penn has continued to be focused on prudent financial management. As a result, our Company was profitable for the 2008 year. Nevertheless, our fourth quarter 2008 results were negatively impacted by several items. They related primarily to the deteriorating economy, giving credence to our stated belief that we would not be immune to the problems in the regional, national and world markets.

The first item was a non-cash, other-than-temporary impairment charge on collateralized debt obligations – or CDOs – in pooled trust preferred securities.  Although investment grade and quality rated when we invested in them in 2006-2007, these CDOs, as well as a synthetic CDO reported in an earlier quarter, were negatively affected by market conditions.

The second item impacting fourth quarter earnings was a deterioration of credit quality, which I will address later in my comments.

Capital/Liquidity/Asset Quality

National Penn has a long history of consistent earnings growth with solid credit quality.  This has been our primary focus.  Our earnings growth strategy has included leveraging capital and liquidity.  This proved to be a successful strategy for us in the past.

In the current environment, however, it is necessary for us to be intensely focused on building capital and liquidity, as well as on maintaining our solid credit quality, relative to peers.  Therefore, I’ll spend the bulk of my time today addressing those three factors.

(Capital)

At December 31, 2008, National Penn was in compliance with all applicable regulatory capital requirements.  National Penn and our primary banks, National Penn Bank and Christiana Bank and Trust, are considered “well capitalized” as defined by banking regulators.

While our strategic use of capital to acquire quality partners has leveraged our capital ratios in the past, our latest and most significant merger with KNBT was immediately accretive to both earnings and capital.  We understand the need for retaining and replenishing capital to support shareholder value for the longer-term.

In the context of the current environment, our strategy continues to shift from leveraging our capital to achieving and preserving capital levels that support our current business operations and facilitate future growth.

(Receipt of CPP Funds)

With that in mind, in December we, like many other healthy, well capitalized banks, were approved to receive a preferred stock investment under the Treasury Department’s Capital Purchase Program.

The $150 million dollars that we received on December 12th provides capital to supplement our regulatory capital ratios.  It also provides capital for lending and other growth opportunities we see in this market due to challenges facing some of our larger competitors.

From the beginning, our view of the Capital Purchase Program investment has been that it is a timely, cost-effective bridge to improve regulatory capital levels.  However, we have not viewed this as a longer-term capital building strategy.  Therefore, our plan is to make a prudent, objective decision as to the appropriate time to repay this capital.

(Dividend Reinvestment Plan)

While receipt of the Capital Purchase Program funds improved our regulatory capital ratios, we also recognize the need to improve our tangible common equity, which stood at 5.00% of tangible assets at year-end 2008.  In this regard, in November we enhanced the Company’s dividend reinvestment and stock purchase plan to provide a 10% discount on dividends reinvested as well as new cash purchases made under the plan.

In addition, optional cash contributions were increased from a maximum of $10,000 per month to $50,000 per month.

Initial results have been very encouraging.  For the first six months following these enhancements, optional cash contributions totaled $25.5 million and the average monthly contribution totaled approximately $4 million.  Previously, the average monthly cash contribution totaled approximately $35,000.

We are pleased by these early results and are fulfilling these purchases by using authorized but un-issued shares of our common stock.  This morning we announced a further enhancement to our Dividend Reinvestment and Stock Purchase program that substantially increases the maximum amount of voluntary monthly cash purchases to $250,000.  We have details of this enhancement in the form of a handout we will provide you as you leave the meeting today.

Another initiative to improve our tangible common equity ratio is to moderate the total asset growth of our company.  Our primary focus here is through the investment portfolio. We are only replacing investment portfolio maturities to support our corporate cash management and public deposit purposes.

(Loans)

In the loan area, we are focusing on loans that will allow us to achieve our price targets, thereby moderating growth in that manner.  As a result of this strategy, we have already seen improvement in our loan pricing on new loan production.

(Considering Common Equity Offering)

Dependent upon market conditions and the progress we make otherwise, we would also consider a common equity offering to build tangible common equity.  We have a universal shelf registration in place, and with our proposal to increase our authorized shares, we can proceed without delay if so desired.

Prior to selling additional shares of our common stock, especially at today’s price, it is prudent for us to first evaluate the payment level of our cash dividend.  In doing so, we consider factors such as the historical dividend payout ratio, regulatory limitations on the payment of cash dividends, and our need to sustain strong capital levels while facing the challenges in the current economic environment.

(Dividend Decision)

Our Board of Directors thoroughly evaluated these factors and earlier this morning approved a second quarter 2009 cash dividend in the amount of 5 cents per share.  This compares to 17 cents per share paid in the first quarter of 2009.  We believe that this is the appropriate cash dividend level, given all the factors that we considered.  Our Board understands, both personally and professionally, that reducing our cash dividend is an important matter for our shareholders, based on our long history of increased dividend payments.  While it was a difficult decision, this will preserve approximately $40 million of capital annually to support the Company’s tangible common equity levels.

The Board will continue to evaluate the cash dividend on a quarterly basis going forward, considering all of the relevant factors at that time.  We appreciate your support and understanding of this difficult decision.

(Goal in Funds Management)

Our overarching goal in funds management is to generate reasonably priced deposits while maintaining our core deposit positions and overall liquidity to support loan growth.

Our liquidity position today is strong, as evidenced by our ability to repay approximately $200 million of term debt since December 2008.  In addition, we currently have more than $200 million of excess liquidity on hand.  This position is the result of the funds that we received from the Capital Purchase Program as well as brisk deposit growth.  This improved liquidity position has allowed us to reduce operating leverage and therefore reduce the overall liquidity risk of the Company.

(Loan Portfolio)

Growth in checking and money market account deposits is a major strategic focus for our Company in 2009.  Our efforts have been supported by increased FDIC insurance limits, customer funds redeployed from the equity market to the safety of a bank deposit account, as well as our effective marketing efforts.

At the present time, we are comfortable with our strong liquidity position, and we believe that we have more than ample sources of funding to cover our anticipated asset growth.

Our loan portfolio at December 31, 2008 was $6.3 billion. The portfolio is fairly balanced between commercial and industrial loans, commercial real estate, and consumer loans.  We are focused on maintaining our momentum of quality loan growth throughout our market area.

(Non-Performing Assets)

Our non-performing assets as a percentage of total assets was 0.39% at December 31, 2008.  Total net charge-offs for 2008 were 0.49% of average loans outstanding.

It is important to note that National Penn’s non-performing assets and charge-offs have not been a result of a consumer loan or residential mortgage issue, nor have they reflected any repercussions from subprime exposure.  Rather, throughout 2008, they were consistent with the trends in our rapidly deteriorating economy.

While our non-performing assets and net charge-offs as of December 31, 2008 were elevated from our historically low levels, our measures were better than peers.  Nevertheless, and consistent with our view of the continuing downward trend in the economy, we anticipate continuing pressure in the market on our loan quality ratios.

(Mortgage Modification Program)

While our levels of problem loans in the residential loan portfolio were relatively small, we are proactively developing a mortgage modification program to provide assistance to homeowners under the guidelines established by the government agencies’ Streamlined Mortgage Modification program.

(2009 Expectations)

All of our banking teams are aware of the continuing impact of the economic slowdown on our customers, and we are continuing to monitor our loan portfolio’s risk exposure diligently. As previously stated, the economy continues to slow, and we have seen an increasing impact on our customers and their ability to service their loans.

Consequently, we expect to experience elevated levels of loan loss provisions, non-performing assets, and net charge-offs throughout 2009 and potentially into 2010.  Likewise, we may experience additional non-cash impairments in our investment portfolio, although we would expect the level of impairments to be lower than in 2008.

(Internal Controls/Risk Management Program)

National Penn recently launched a major program to enhance the risk management practices of the Company.  This initiative was prompted by a number factors, most significantly, a changing economic landscape and recognition of the weaknesses in our operations that we disclosed in our year-end 2008 financial report. In addition, we see a renewed focus on risk assessment, verification of controls, and transparency of reporting. All of these activities are increasingly demanded and rewarded by the market, investors, customers and regulators.

The Risk Management program is a comprehensive effort designed to produce continuous review and verification throughout our entire organization. Our goal is to create a self-improving, ongoing risk and control assessment process that engages all levels of staff, management and the Board.  The program is being led by Sandra Bodnyk, who has been named chief risk officer.  Sandy, a 35-year financial services professional who joined us through the KNBT merger, has more than 10 years of executive experience in risk management at large financial organizations. She is supported by a group of internal department heads, as well as by an independent consultant, who provides additional experience, independence and skill to this critical effort.

National Penn teams are already at work examining all of our processes and procedures with the goal of implementing improvements, where necessary.  The Risk Management program will include the prudent use of existing and new resources and will balance risk, customer service, efficiency and profitability.

(Positioning for the Future/Reorganization)

National Penn also is working to create a more focused integration of our business segments – namely, banking, insurance, investments and trust.

Traditionally, community banking companies have operated a business model based on “margin”.  That is, where profitability was largely a function of the difference between interest rates paid to the bank by borrowers on their loans and interest rates paid by the bank to its customers on their deposits.

As interest rate spreads have narrowed over the years, it has become increasingly important for companies like National Penn to develop revenue streams that are not dependent on interest rates.

For us, this has meant evolving into a full-service financial services company. In addition to offering banking services, this means providing insurance, investment and trust products and services.

As these non-banking businesses have become increasingly important to us, we are now moving to a reorganized corporate structure in which these businesses will be more effectively organized, managed and governed.

(Insurance)

For example, in regard to our three insurance-related companies we intend to change the name of National Penn Insurance Agency to “National Penn Insurance Services Group, Inc.”  National Penn Insurance Services Group will serve as the parent organization for the Higgins Insurance division. Caruso Benefits Group, our employee benefits consulting firm, will remain a separate subsidiary of National Penn Insurance Services Group, Inc.

The plan - to create an organizational structure that recognizes the rising importance of our non-banking segments - will provide the National Penn Board of Directors with improved oversight of these increasingly important business operations.  In addition to including these groups under the new Risk Management program, we intend to include on the boards of the Wealth Segment and the Insurance Services Segment persons who are non-employee directors of National Penn Bancshares.

We are currently working through the regulatory approval process for these changes and, subject to approval, expect to complete this reorganization some time this summer.

(Helping Customers with Resolution to Save Programs)

As to the impact of today’s economy on our business, despite the many negatives, the downturn has presented some important opportunities for healthy, community-focused financial institutions like National Penn.

First, at a time when customers value stability and a local presence, some of our large competitors are exiting the market or giving no assurances that their current franchise will remain the same.

Second, the economy’s impact on people’s life savings is making Americans more aware of their need to cut spending and put away whatever they can in order to rebuild their nest egg.

National Penn is assisting them in this effort with what we call our “resolution to save” marketing campaigns.  The campaigns are designed to remind customers that we can help them meet their savings goals through a variety of products.

Our major focus is on a product called ValuePlus checking, which provides a variety of value-added services such as identity theft protection, cash rebates for shopping and complimentary companion airfare.  Perhaps you have seen our ads and billboards promoting this account!  By design, they cut through the clutter of competitors’ advertising by featuring eye-catching graphics and a SuperHero theme.

If you haven’t seen the campaign, we call your attention to some information we have made available to you at this meeting.  Maybe you should become a ValuePlus checking customer – just ask any of us for assistance!

We also have begun a deposit promotion called Straight2Savings, which is an easy way for customers to put aside money regularly and automatically.

We see these programs as a way to remind customers that we are a relationship-driven organization dedicated to helping them improve their financial situation in these difficult times.

(NPITC/Mutual Fund)

We are pleased to announce that we have formed a new investment advisory firm, Institutional Advisors LLC.  While the structure as a stand alone company is new, the firm has been an operating unit of National Penn Investors Trust Company for several years.  The staff includes 14 investment professionals with a very successful record of managing investments for corporate, institutional and personal clients of National Penn Investors Trust Company.

Terry Morris heads up the equity portion of the investment team that has been especially successful investing in large US company stocks.  National Penn designed a new, publicly-available Mutual Fund that employs this strategy called “Institutional Advisors LargeCap Fund” – ticker IALFX.   By partnering with an existing mutual fund family called Conestoga Funds, we found a cost-effective way to enter this new line of business. The fund became operational on April 1st, with Institutional Advisors, our new subsidiary, as its investment manager.   Following a brief period of operational development, it will be actively marketed in the late summer timeframe.  We are very hopeful that this will result in a significant source of fee income in the future and produce strong returns for our clients who choose to participate in the fund.

(Looking Ahead -  National Penn Favorably Positioned)

In conclusion, I hope you will agree that this has been an unprecedented year for businesses and individuals.  I have said to our employees that, with the speed of change in the financial services industry, we should be living in “dog years” instead of human years.

What is the future of our industry? One theory, which we believe has considerable merit, divides financial services companies into three groups:

First, those that will merely survive
Second, those that will preserve their businesses
And third, those that will eventually thrive by taking advantages of opportunities during and coming out of the downturn.

We at National Penn see ourselves in both the 2nd and 3rd categories, which we believe is a healthy position.  We are preserving and improving our business, while seeking out opportunities that will help us achieve longer-term growth.  This plan includes pursuing a course of cost containment, risk management improvement and the acquisition of profitable customers from competitors who are no longer community-based banks.

We will conduct business as we always have: by helping customers safely grow deposits, by lending to creditworthy borrowers and by continuing our legacy as a community-focused institution dedicated to providing value to all of our constituents.

These are difficult times for all of us.  We, like you, are disappointed in our performance in the second half of 2008.   We want to assure you that as we move further into 2009, we will continue to keep our focus on liquidity, asset quality, and on  preserving and building capital.

As you may be aware, we will release our 1st quarter 2009 performance report on April 29. While we had hoped to release earnings on April 22, we recognized that we needed more time to determine how recent changes in Financial Accounting Standards Board rules will impact our financial statements.   As always we invite you to participate in our earnings Webcast, and we will send you a detailed quarterly report soon after the earnings release.

Thank you for your attention, and I’ll now turn the podium back to Wayne.